AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2016

(UNAUDITED)

AVRUPA MINERALS LTD.

Contents

Page

Notice of No Auditor Review of Interim Financial Statements

Condensed Consolidated Interim Statements of Financial Position

Condensed Consolidated Interim Statements of Comprehensive Loss

Condensed Consolidated Interim Statements of Changes in Equity

Condensed Consolidated Interim Statements of Cash Flows

Notes to the Condensed Consolidated Interim Financial Statements

8 – 23

410 – 325 Howe Street, Vancouver, BC V6C 1Z7 T: (604) 687-3520 F: 1 (888) 889-4874     2

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Presented in Canadian Dollars)

	Note	September 30, 2016	December 31, 2015
		(Unaudited)	(Audited)
Assets
Current assets
Cash		$ 931,751	$ 161,926
Restricted cash	5	14,134	-
Prepaid expenses and advances		164,823	127,442
Due from optionees	5	305,139	200,349
Due from related party	8	9,582	-
VAT receivables		341,746	343,898
Other receivables		21,900	-
		1,789,075	833,615
Non-current assets
Property deposits	6	224,063	269,771
Exploration and evaluation assets	5	1,479,204	1,479,204
Equipment	4	55,037	70,960
		1,758,304	1,819,935

Total assets		$ 3,547,379	$ 2,653,550

Liabilities
Current liabilities
Funds held for optionees	5	$ 14,134	$ -
Accounts payable and accrued liabilities		322,200	531,163
Accounts payable owed by optionee		137,979	200,349
Due to related parties	8	90,059	91,541
		564,372	823,053
Equity
Share capital	7	7,942,916	6,172,356
Reserves	7	5,657,248	5,141,772
Deficit		(10,617,157)	(9,483,631)
		2,983,007	1,830,497

Total equity and liabilities		$ 3,547,379	$ 2,653,550

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on November 29, 2016. They are signed on the Company's behalf by:

/s/Paul W. Kuhn	/s/Mark T. Brown
Director	Director

                                     See notes to the condensed consolidated interim financial statements 4

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Presented in Canadian Dollars)

(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2016	2015	2016	2015

Mineral exploration expenses
Mineral exploration expenses	5	$ 193,961	$ 954,057	$ 849,642	2,646,927
Reimbursements from optionees	5	(210,109)	(707,201)	(553,066)	(2,110,716)
		16,148	(246,856)	(296,576)	(536,211)
General administrative expenses
Bank charges		2,040	3,089	10,832	9,853
Consulting		59,059	47,756	236,419	87,287
Depreciation		1,263	1,480	3,930	4,281
Insurance		-	-	-	4,600
Investor relations		62,495	63,992	86,909	114,170
Licenses, fees and taxes		-	211	-	211
Listing and filing fees		1,092	1,250	12,035	10,087
Office and administrative fees (recovery)		2,026	(9,568)	11,643	6,278
Professional fees		57,345	52,769	137,180	122,814
Rent		2,261	7,484	5,047	18,746
Share-based payment		262,208	183,365	270,698	183,365
Transfer agent fees		3,367	1,413	7,573	5,493
Travel		24,187	17,967	40,546	29,764
		(477,343)	(371,208)	(822,812)	(596,949)
Other items
Foreign exchange gain/(loss)		(4,558)	(13,035)	(17,897)	2,419
Interest income		1,525	972	1,692	2,115
Other income		31	325	2,067	325
		(3,002)	(11,738)	(14,138)	4,859

Net loss for the period		(464,197)	(629,802)	(1,133,526)	(1,128,301)
Exchange difference arising on the translation of foreign subsidiaries		(5,216)	48,478	19,085	39,828
Comprehensive loss for the period		$ (469,413)	$ (581,324)	$ (1,114,441)	$ (1,088,473)
Basic and diluted loss per share	9	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.02)

                                     See notes to the condensed consolidated interim financial statements 5

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Presented in Canadian Dollars)

	Share capital		Reserves
	Number of shares	Amount	Warrants	Finder’s options	Equity-settled employee benefits				Total equity
						Exchange	Subtotal	Deficit

Balance as at December 31, 2014 (Audited)	44,555,797	$ 5,633,560	$3,589,762	$229,764	$ 592,047	$ 15,717	$ 4,427,290	$ (7,934,701)	$ 2,126,149
Share issues:
Shares issued for private placement	10,920,000	613,483	478,517	-	-	-	478,517	-	1,092,000
Share issue costs	-	(74,687)	-	38,329	-	-	38,329	-	(36,358)
Share-based payment	-	-	-	-	183,365	-	183,365	-	183,365
Comprehensive loss	-	-	-	-	-	39,828	39,828	(1,128,301)	(1,088,473)

Balance as at September 30, 2015 (Unaudited)	55,475,797	6,172,356	4,068,279	268,093	775,412	55,545	5,167,329	(9,063,002)	2,276,683
Share issues:
Share-based payment	-	-	-	-	8,678	-	8,678	-	8,678
Comprehensive loss	-	-	-	-	-	(34,235)	(34,235)	(420,629)	(454,864)

Balance as at December 31, 2015 (Audited)	55,475,797	6,172,356	4,068,279	268,093	784,090	21,310	5,141,772	(9,483,631)	1,830,497
Share issues:
Shares issued for private placement	13,547,000	758,632	596,068	-	-	-	596,068	-	1,354,700
Share issue costs	-	(124,387)	-	47,540	-	-	47,540	-	(76,847)
Shares issued for warrants exercised	4,354,000	1,017,280	(364,180)	-	-	-	(364,180)	-	653,100
Shares issued for options exercised	200,000	37,373	-	-	(17,373)	-	(17,373)	-	20,000
Shares issued for finder's options exercised	453,000	81,662	1,378	(37,740)	-	-	(36,362)	-	45,300
Share-based payment	-	-	-	-	270,698	-	270,698	-	270,698
Comprehensive loss	-	-	-	-	-	19,085	19,085	(1,133,526)	(1,114,441)

Balance as at September 30, 2016 (Unaudited)	74,029,797	$ 7,942,916	$4,301,545	$277,893	$1,037,415	$ 40,395	$ 5,657,248	$(10,617,157)	$ 2,983,007

                                     See notes to the condensed consolidated interim financial statements 6

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Presented in Canadian Dollars)

(Unaudited)

		Nine months ended
	Note	September 30, 2016	September 30, 2015

Cash flows from operating activities
Net loss for the period		$ (1,133,526)	$ (1,128,301)
Items not involving cash:
Depreciation		3,930	4,281
Mineral exploration expenses		10,650	11,141
Share-based payment		270,698	183,365
Changes in non-cash working capital items:
VAT receivables		2,152	(289,575)
Due from optionees		(104,790)	88,814
Property deposits		45,708	(9,084)
Prepaid expenses and advances		(37,381)	75,562
Other receivables		(21,900)	-
Accounts payable and accrued liabilities		(208,963)	(239,944)
Accounts payable owed by optionee		(62,370)	-
Due from/to related parties		(11,064)	2,648
Funds held for optionees		14,134	(184,204)
Exchange difference arising on the translation of foreign subsidiaries		20,428	35,970

Net cash (used in) operating activities		(1,212,294)	(1,449,327)

Cash flows from investing activities
Purchase of equipment		-	(2,726)

Net cash (used in) investing activities		-	(2,726)

Cash flows from financing activities
Proceeds from issuance of common shares		2,073,100	1,092,000
Share issue costs		(76,847)	(36,358)

Net cash provided by financing activities		1,996,253	1,055,642

Change in cash for the period		783,959	(396,411)
Cash, beginning of the period		161,926	1,061,237
Cash, end of the period		$ 945,885	$ 664,826

Cash comprised of:
Cash		$ 931,751	$ 549,725
Restricted Cash		14,134	115,101
		$ 945,885	$ 664,826
Supplementary information:
Interest received		$ 1,692	$ 2,115

Supplemental disclosure with respect to cash flows (Note 11)

                               See notes to the condensed consolidated interim financial statements 7

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

(Presented in Canadian Dollars)

(Unaudited)

1.

NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Avrupa Minerals Ltd. (the “Company”) was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia and its registered office is Suite 2610 – 1066 West Hastings Street, Vancouver, BC, Canada, V6E 3X1. The Company changed its name on July 7, 2010 and began trading under the symbol “AVU” on the TSX Venture Exchange (the “Exchange”) on July 14, 2010. On September 20, 2012, the Company listed in Europe on the Frankfurt Stock Exchange under the trading symbol “8AM”. The Company is primarily engaged in the acquisition and exploration of mineral properties in Europe.

These consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. There are material uncertainties that cast significant doubt about the appropriateness of the going concern assumption.

If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future. Failure to raise sufficient funds would result in the Company’s inability to make future required property payments, which would result in the loss of those property options.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

2.

BASIS OF PREPARATION

a)

Statement of compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” (“IAS34”) using accounting policies consistent with the IFRS issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

b)

Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except certain financial instruments which are measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of these condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

(Presented in Canadian Dollars)

(Unaudited)

2.

BASIS OF PREPARATION (Continued)

c)

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2016 reporting period.  The Company has not early adopted the following new and revised standard, amendment and interpretation that has been issued but is not yet effective:

•

IFRS 9 (effective January 1, 2017) Financial Instruments

•

IFRS 10 (effective January 1, 2017) Consolidated Financial Statements

•

IAS 28 (effective January 1, 2017) Investments in Associates and Joint Ventures

The Company anticipates that the application of the above new and revised standard, amendment and interpretation will have no material impact on its results and financial position.

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statement for the year ended December 31, 2015.

These unaudited condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2015. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the nine month period ended September 30, 2016 are not necessarily indicative of the results that may be expected for the year ending December 31, 2016.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

(Presented in Canadian Dollars)

(Unaudited)

4.

EQUIPMENT

	Furniture and other equipment	Vehicles	Other assets	Total
Cost
As at January 1, 2015	$ 109,249	$ 168,919	$ 20,056	$ 298,224
Additions during the year	10,588	2,194	959	13,741
Exchange adjustment	7,712	11,925	1,416	21,053
As at December 31, 2015	127,549	183,038	22,431	333,018
Exchange adjustment	(2,444)	(3,508)	(430)	(6,382)
As at September 30, 2016	$ 125,105	$ 179,530	$ 22,001	$ 326,636

Accumulated depreciation
As at January 1, 2015	$ 61,523	$ 147,750	$ 14,293	$ 223,566
Depreciation for the year	15,534	4,426	1,474	21,434
Exchange adjustment	5,267	10,694	1,097	17,058
As at December 31, 2015	82,324	162,870	16,864	262,058
Depreciation for the period	9,631	3,453	1,496	14,580
Exchange adjustment	(1,589)	(3,125)	(325)	(5,039)
As at September 30, 2016	$ 90,366	$ 163,198	$ 18,035	$ 271,599

Net book value
As at January 1, 2015	$ 47,726	$ 21,169	$ 5,763	$ 74,658
As at December 31, 2015	$ 45,225	$ 20,168	$ 5,567	$ 70,960
As at September 30, 2016	$ 34,739	$ 16,332	$ 3,966	$ 55,037

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

(Presented in Canadian Dollars)

(Unaudited)

	Portugal					Kosovo		Germany	Others	Total
	Alvalade	Covas	Alvito	Callinan Generative	Others	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2016	$ 167,920	$ 71,289	$ -	$ -	$1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,479,204
Additions during the period	-	-	-	-	-	-	-	-	-	-
As of September 30, 2016	$ 167,920	$ 71,289	$ -	$ -	$1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,479,204

Mineral exploration expenses for the nine-month period ended September 30, 2016
Assaying	$ -	$ -	$ -	$ -	$ -	$ 5,101	$ -	$ -	$ -	$ 5,101
Concession fees and taxes	88,911	12,175	15,879	-	67,289	-	2,155	-	-	186,409
Depreciation	-	-	-	-	10,650	-	-	-	-	10,650
Drilling	-	-	-	-	-	(79,693)	-	-	-	(79,693)
Geological salaries and consulting	340,786	35,016	72,302	-	76,879	686	1,133	-	-	526,802
Geology work	-	-	-	-	-	(5,927)	-	-	20,602	14,675
Insurance	93	93	99	-	286	-	-	-	-	571
Legal and accounting	-	131	-	-	155	-	-	-	-	286
Office and administrative fees	5,094	877	1,407	-	14,214	6,742	(3,013)	-	11,347	36,668
Rent	30,359	6,641	6,785	-	18,940	730	-	-	2,463	65,918
Report	-	-	-	-	-	24,232	-	-	-	24,232
Site costs	30,631	428	1,931	-	6,267	-	-	-	565	39,822
Travel	1,203	1,861	1,309	-	13,436	632	(632)	-	392	18,201
Reimbursements from optionee	(494,364)	(57,222)	-	-	-	45,501	(46,981)	-	-	(553,066)
	$ 2,713	$ -	$ 99,712	$ -	$ 208,116	$ (1,996)	$ (47,338)	$ -	$ 35,369	$ 296,576
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ -	$ 305,706	$ 31,793	$ 10,846	$ -	$ 348,345
Concession fees and taxes	221,509	197,417	77,167	55	330,912	9,998	196,575	4	-	1,033,637
Depreciation	-	-	5,515	-	50,483	-	-	-	-	55,998
Drilling	-	-	-	-	-	1,179,704	-	-	-	1,179,704
Geological salaries and consulting	6,111,570	1,984,199	554,449	91,032	1,968,964	119,806	510,512	12,359	-	11,352,891
Geology work	-	-	-	32,377	-	891,544	402,515	193,998	64,672	1,585,106
Insurance	18,260	10,550	3,507	758	21,032	14,604	14,790	-	-	83,501
Legal and accounting	296	131	142	-	544	58,158	-	-	-	59,271
Office and administrative fees	192,683	23,420	25,509	5,068	143,491	80,192	16,069	5,255	32,699	524,386
Rent	361,857	38,121	55,188	3,187	208,444	28,699	44,992	-	11,703	752,191
Report	-	-	-	-	-	24,232	-	-	-	24,232
Site costs	135,822	57,106	24,535	3,054	78,330	185,074	189,975	-	5,872	679,768
Travel	223,645	56,135	31,488	14,469	85,681	60,111	11,166	-	7,495	490,190
Trenching and road work	-	-	-	-	-	34,339	-	-	-	34,339
Reimbursements from optionee	(7,343,858)	(2,300,757)	(414,767)	(150,000)	(83,125)	(2,834,986)	(46,981)	-	-	(13,174,474)
	$ (78,216)	$ 66,322	$362,733	$ -	$2,804,756	$ 157,181	$1,371,406	$222,462	$ 122,441	$ 5,029,085

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

(Presented in Canadian Dollars)

(Unaudited)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

	Portugal					Kosovo		Germany	Others	Total
	Alvalade	Covas	Alvito	Callinan Generative	Others	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2015	$ 167,920	$ 71,289	$ -	$ -	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,479,204
Additions during the year	-	-	-	-	-	-	-	-	-	-
As of December 31, 2015	$ 167,920	$ 71,289	$ -	$ -	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,479,204

Mineral exploration expenses for the year ended December 31, 2015
Assaying	$ -	$ -	$ -	$ -	$ -	$ 193,353	$ 23,677	$ -	$ -	$ 217,030
Concession fees and taxes	401	30,155	25,867	-	51,626	3,243	3,050	-	-	114,342
Depreciation	-	-	380	-	15,289	-	-	-	-	15,669
Drilling	-	-	-	-	-	979,472	-	-	-	979,472
Geological salaries and consulting	210,191	123,252	164,588	-	297,094	82,945	-	5,295	-	883,365
Geology work	-	-	-	976	-	501,665	-	-	44,070	546,711
Insurance	1,326	-	1,400	-	11,981	9,413	207	-	-	24,327
Legal and accounting	-	-	113	-	145	33,263	-	-	-	33,521
Office and administrative fees	19,183	1,368	9,984	366	57,098	58,115	2,902	-	21,352	170,368
Rent	53,433	8,511	20,740	-	58,010	12,319	-	-	9,240	162,253
Site costs	9,834	999	9,942	-	19,726	90,194	-	-	5,307	136,002
Travel	16,546	1,302	9,834	-	9,896	48,740	2,541	-	7,103	95,962
Trenching and road work	-	-	-	-	-	16,171	-	-	-	16,171
Reimbursements from optionee	(276,301)	(214,093)	(202,102)	(1,342)	-	(1,960,832)	-	-	-	(2,654,670)
	$ 34,613	$ (48,506)	$ 40,746	$ -	$ 520,865	$ 68,061	$ 32,377	$ 5,295	$ 87,072	$ 740,523
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ -	$ 300,605	$ 31,793	$ 10,846	$ -	$ 343,244
Concession fees and taxes	132,598	185,242	61,288	55	263,623	9,998	194,420	4	-	847,228
Depreciation	-	-	5,515	-	39,833	-	-	-	-	45,348
Drilling	-	-	-	-	-	1,259,397	-	-	-	1,259,397
Geological salaries and consulting	5,770,784	1,949,183	482,147	91,032	1,892,085	119,120	509,379	12,359	-	10,826,089
Geology work	-	-	-	32,377	-	897,471	402,515	193,998	44,070	1,570,431
Insurance	18,167	10,457	3,408	758	20,746	14,604	14,790	-	-	82,930
Legal and accounting	296	-	142	-	389	58,158	-	-	-	58,985
Office and administrative fees	187,589	22,543	24,102	5,068	129,277	73,450	19,082	5,255	21,352	487,718
Rent	331,498	31,480	48,403	3,187	189,504	27,969	44,992	-	9,240	686,273
Site costs	105,191	56,678	22,604	3,054	72,063	185,074	189,975	-	5,307	639,946
Travel	222,442	54,274	30,179	14,469	72,245	59,479	11,798	-	7,103	471,989
Trenching and road work	-	-	-	-	-	34,339	-	-	-	34,339
Reimbursements from optionee	(6,849,494)	(2,243,535)	(414,767)	(150,000)	(83,125)	(2,880,487)	-	-	-	(12,621,408)
	$ (80,929)	$ 66,322	$263,021	$ -	$ 2,596,640	$ 159,177	$ 1,418,744	$222,462	$ 87,072	$ 4,732,509

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

(Presented in Canadian Dollars)

(Unaudited)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal

The Company, through its 100% holding in MAEPA Empreendimentos Mineiros e Participacoes Lda (“MAEPA”), a wholly-owned subsidiary, holds six exploration licenses in Portugal, spread from the north to the south in the country. The licenses have been issued to MAEPA by the government of Portugal, and relate to the following named properties:

*

Alvalade

*

Covas

*

Alvito

*

Marateca

*

Santa Margarida do Sado

*

Mertola

Licenses have varying required work commitments and carry a 3% Net Smelter Return (“NSR”) payable to the government of Portugal.

Alvalade:

Colt Resources Inc. (“Colt”) purchased Antofagasta Minerals S.A. (“Antofagasta”)’s 60% joint venture (“JV”) interest in the Alvalade property in August 2015 and is entitled to further earn-in of the property. The current agreement provides Colt with the following rights and obligations:

•

To earn a further 2.5% of the JV (for an aggregate total of 62.5%), Colt must fund US$1.75 million by December 31, 2015 (Option 3 part 1) [not met].

•

To earn a further 2.5% of the JV (for an aggregate total of 65%), Colt must fund US$1.75 million by December 31, 2016 (Option 3 part 2).

•

To earn a further 2.5% of the JV (for an aggregate total of 67.5%), Colt must fund US$1.75 million by December 31, 2017 (Option 4 part 1).

•

To earn a further 2.5% of the JV (for an aggregate total of 70%), Colt must fund US$1.75 million by December 31, 2018 (Option 4 part 2).

•

To earn a further 5% of the JV (for an aggregate total of 75%), Colt must fund US$25 million in exploration by December 31, 2022 with an option to partially earn in 1% for every US$5 million spent (Option 5).

•

If Option 5 expenditures are not sufficient to fund a Feasibility Study, Colt will fund 100% of additional exploration but will be reimbursed for the Company’s proportionate share (being 25% of Work Programs and Budgets) following the commencement of commercial production (Feasibility Study Phase).

•

To earn a further 5% of the JV (for an aggregate total of 80%), Colt must have completed a Feasibility Study, funded 100% of all work programs during this phase and make a Development Decision within one year of the date of delivery of the Feasibility Study (Option 6).

•

Colt will carry the Company through to production, and the Company will repay Colt its own share from proceeds, dividends, and sales generated by the actual production from any mine within the project area.

As of September 30, 2016, Colt paid a total of $465,525 (€319,124) for the Alvalade property. The Company incurred and accrued an additional amount of $305,139 (€207,000) which is due from Colt.  As of September 30, 2016, Colt had not met the Option 3 part 1 expenditures requirement and the Company is currently negotiating with Colt. Subsequent to September 30, 2016, Colt issued 2,425,500 common shares to the Company at a deemed value of $0.08 per share ($194,040) to repay part of the amount owing.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

(Presented in Canadian Dollars)

(Unaudited)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal (Continued)

Covas:

Blackheath Resources Inc. (“Blackheath”) has earned a 75% interest in the Covas property by spending a cumulative €1,320,000 and per the May 7, 2014 amended Joint Venture agreement, Blackheath can earn further interests, as noted below:

•

To earn a further 5% of the JV (for an aggregate total of 80%), Blackheath must fund €498,000 on exploration by March 20, 2016. [subsequently not completed and is currently being negotiated]

•

To earn a further 5% of the JV (for an aggregate total of 85%), Blackheath must fund €833,000 on exploration by March 20, 2017.

As of September 30, 2016, Blackheath had forwarded a total of $2,314,892 (€1,677,262) for the Covas property. The Company held $14,134 (€9,588) on behalf of Blackheath to be spent on the Covas property, which is recorded as restricted cash.

Alvito:

Callinan Royalties Corporation (“Callinan”) (now Altius Minerals Corporation) has a 1.5% NSR royalty on the Alvito property.

Kosovo

The Company, through its 100% holding in Innomatik Exploration Kosovo LLC (“IEK”), a wholly-owned subisidary, holds two exploration licenses in Kosovo:

*

Slivovo

*

Metovit

The Slivovo license was issued during 2012 and the Metovit license was issued in 2015.  Both licenses carry certain work commitments and a 5% NSR payable to the government of Kosovo.

Slivovo:

Byrnecut International Limited (“Byrnecut”) has earned a 75% interest in the Slivovo property after spending €2,000,000. Byrnecut can earn a further 10% by completing a Preliminary Feasibility Study (“PFS”) (for a total interest of 85%) by April 10, 2017. Byrnecut and the Company set up a joint venture entity known as Peshter Mining J.S.C. (“Peshter”) to reflect the 75:25 ownership and transferred the license into Peshter with Byrnecut now being the operator. If a party’s interest in Peshter has been diluted to 10% or less, the diluted party’s interest in Peshter will be converted into a 2% Net Smelter Return.

As of September 30, 2016, Byrnecut had forwarded a total $2,834,986 (€2,000,000) for the Slivovo property.  In addition, Byrnecut spent over €1,200,000 as of September 30, 2016 in Peshter towards completing the PFS.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

(Presented in Canadian Dollars)

(Unaudited)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Germany

The Company has earned an 85% interest in the Oelsnitz property under its agreement with Beak Consultants GmbH (“Beak”) by spending €140,000.  There is no royalty attached to the property. The Company is working with Beak to set up a joint-venture entity. As of September 30, 2016, the Company had spent $222,462 (€172,748) on the Oelsnitz property.

	September 30, 2016	December 31, 2015
	(Unaudited)	(Audited)
Restricted cash & Funds held for optionees
Covas - Blackheath	$ 14,134	$ -
	$ 14,134	$ -

Due from optionees
Alvalade - Colt	$ 305,139	$ 61,295
Covas - Blackheath	-	93,553
Byrnecut - Slivovo	-	45,501
	$ 305,139	$ 200,349

6.

PROPERTY DEPOSITS

As of September 30, 2016, the Company had a total of €152,000 ($224,063) (December 31, 2015: €179,500 ($269,771)) of cash pledged for its exploration licenses in Portugal.  The advances to the Portuguese regulatory authorities are refundable to the Company, subject to completion of the work obligations described in the exploration license applications.

7.

CAPITAL AND RESERVES

(a)

Authorized:

At September 30, 2016, the authorized share capital was comprised of an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)

Share issuances:

i.

On July 14, 2015, the Company completed a non-brokered private placement issuing 10,920,000 units at a price of $0.10 per unit for gross proceeds of $1,092,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.15 for a period of 36 months.  The warrants were ascribed a value of $478,517.

468,000 finder’s options were issued as part of the financing. Each finder’s option can be converted into a share with the same term as the financing at a price of $0.10 for a period of 36 months. The finder’s options were ascribed a value of $38,329.  In addition, $36,358 was included in share issue costs.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

(Presented in Canadian Dollars)

(Unaudited)

7.

CAPITAL AND RESERVES (Continued)

(b)

Share issuances: (Continued)

ii.

During the nine months ended September 30, 2016, the Company issued common shares pursuant to the exercise of 4,354,000 warrants for cash proceeds of $653,100, the exercise of 200,000 stock options for cash proceeds of $20,000 and the exercise of 453,000 finder’s options for cash proceeds of $45,300.

iii.

On July 4, 2016, the Company completed a non-brokered private placement by issuing 13,547,000 units (“Unit”) at a price of $0.10 per Unit for gross proceeds of $1,354,700. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 3 year period at a price of $0.15.  The warrants were ascribed a value of $596,068.

In connection with the financing, the Company paid $16,125 as a cash finder’s fee and issued 411,250 finder’s options, each of which is exercisable into one Unit at a price of $0.10 for a period of 36 months. Each Unit consists of one common share and one non-transferable warrant exercisable for a 3 year period at a price of $0.15.  The finder’s options were ascribed a value of $47,540.  In addition, $60,722 was included in share issue costs.

(c)

Share Purchase Option Compensation Plan:

The Company has established a stock option plan whereby the Company may grant options to directors, officers, employees and consultants of up to 10% of the common shares outstanding at the time of grant. The exercise price, term and vesting period of each option are determined by the board of directors within regulatory guidelines.

Stock option transactions and the number of stock options for the nine months ended September 30, 2016 are summarized as follows:

	Exercise	December 31,			Expired/	September 30,
Expiry date	price	2015	Granted	Exercised	cancelled	2016
January 27, 2017	$0.30	100,000	-	-	-	100,000
April 10, 2017	$0.30	720,000	-	-	-	720,000
July 15, 2017	$0.10	300,000	-	-	-	300,000
October 16, 2018	$0.10	1,345,000	-	(200,000)		1,145,000
March 3, 2019	$0.165	200,000	-	-	-	200,000
July 15, 2020	$0.10	2,015,000	-	-	-	2,015,000
September 26, 2021	$0.18	-	1,575,000			1,575,000
Options outstanding		4,680,000	1,575,000	(200,000)	-	6,055,000
Options exercisable		4,455,000	-	(200,000)	-	6,055,000
Weighted average exercise price		$0.14	$0.18	$0.10	$Nil	$0.15

As of September 30, 2016, the weighted average contractual remaining life is 3.13 years (December 31, 2015 – 3.21 years).

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

(Presented in Canadian Dollars)

(Unaudited)

7.

CAPITAL AND RESERVES (Continued)

(c)

Share Purchase Option Compensation Plan: (Continued)

Stock options transactions and the number of stock options for the year ended December 31, 2015 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2014	Granted	Exercised	cancelled	2015
July 8, 2015	$0.35	770,000	-	-	(770,000)	-
July 15, 2015	$0.35	10,000	-	-	(10,000)	-
January 27, 2017	$0.30	100,000	-	-	-	100,000
April 10, 2017	$0.30	755,000	-	-	(35,000)	720,000
July 15, 2017	$0.10	-	300,000	-	-	300,000
October 16, 2018	$0.10	1,400,000	-	-	(55,000)	1,345,000
March 3, 2019	$0.165	200,000	-	-	-	200,000
July 15, 2020	$0.10	-	2,015,000	-	-	2,015,000
Options outstanding		3,235,000	2,315,000	-	(870,000)	4,680,000
Options exercisable		3,235,000	2,090,000	-	(870,000)	4,455,000
Weighted average exercise price		$0.22	$0.10	$Nil	$0.33	$0.14

The weighted average assumptions used to estimate the fair value of options for the nine months ended September 30, 2016 and 2015 were:

	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Risk-free interest rate	1.17%	1.47%
Expected life	4.53 years	5 years
Expected volatility	144.86%	149.93%
Expected dividend yield	Nil	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(d)

Finder’s Options:

The continuity of finder’s options for the nine months ended September 30, 2016 is as follows:

	Exercise	December 31,				September 30,
Expiry date	price	2015	Issued	Exercised	Expired	2016
September 24, 2016	$0.10	148,800	-	(84,000)	(64,800)	-
August 22, 2017(1)	$0.25	152,600	-	-	-	152,600
July 14, 2018	$0.10	468,000	-	(369,000)	-	99,000
July 4, 2019(2)	$0.10	-	411,250	-	-	411,250
Outstanding		769,400	411,250	(453,000)	(64,800)	662,850
Weighted average exercise price		$0.13	$0.10	$0.10	$0.10	$0.13

(1)

The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until August 22, 2017 at $0.40.

(2)

The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until July 4, 2019 at $0.15.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

(Presented in Canadian Dollars)

(Unaudited)

7.

CAPITAL AND RESERVES (Continued)

(d)

Finder’s Options (Continued)

As of September 30, 2016, the weighted average contractual remaining life is 2.18 years (December 31, 2015 – 2.01 years).

The continuity of finder’s options for the year ended December 31, 2015 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2014	Issued	Exercised	Expired	2015
October 4, 2015	$0.15	545,500	-	-	(545,500)	-
September 24, 2016(1)	$0.10	148,800	-	-	-	148,800
August 22, 2017(2)	$0.25	152,600	-	-	-	152,600
July 14, 2018	$0.10	-	468,000	-	-	468,000
Outstanding		846,900	468,000	-	(545,500)	769,400
Weighted average exercise price		$0.16	$0.10	$Nil	$0.15	$0.13

The weighted average assumptions used to estimate the fair value of finder’s options for the nine months ended September 30, 2016 and 2015 were:

	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Risk-free interest rate	0.87%	1.00%
Expected life	3 years	3 years
Expected volatility	144.75%	153.46%
Expected dividend yield	Nil	Nil

(e)

Warrants:

The continuity of warrants for the nine months ended September 30, 2016 is as follows:

	Exercise	December 31,					September 30,
Expiry date	price	2015	Issued		Exercised	Expired	2016
September 24, 2016	$0.15	5,720,000	84,000	(1)	(4,354,000)	(1,450,000)	-
October 15, 2016(2)	$0.15	2,833,334	-		-	-	2,833,334
March 28, 2017	$0.40	4,000,000	-		-	-	4,000,000
August 22, 2017	$0.40	4,400,000	-		-	-	4,400,000
October 4, 2017	$0.25	7,990,000	-		-	-	7,990,000
July 14, 2018	$0.15	10,920,000	-		-	-	10,920,000
July 4, 2019	$0.15	-	13,547,000				13,547,000
Outstanding		35,863,334	13,631,000		(4,354,000)	(1,450,000)	43,690,334
Weighted average exercise price		$0.23	$0.15		$0.15	$0.15	$0.22

(1) The warrants were issued as a result of 84,000 finder’s options being exercised.

 (2) Subsequently, 219,000 warrants were exercised and 2,614,334 warrants expired.

As of September 30, 2016, the weighted average contractual life is 1.62 years (December 31, 2015 – 1.68 years).

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

(Presented in Canadian Dollars)

(Unaudited)

7.

CAPITAL AND RESERVES (Continued)

(e)

Warrants: (Continued)

The continuity of warrants for the year ended December 31, 2015 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2014	Issued	Exercised	Expired	2015
September 24, 2016	$0.15	5,720,000	-	-	-	5,720,000
October 15, 2016	$0.15	2,833,334	-	-	-	2,833,334
March 28, 2017	$0.40	4,000,000	-	-	-	4,000,000
August 22, 2017	$0.40	4,400,000	-	-	-	4,400,000
October 4, 2017	$0.25	7,990,000	-	-	-	7,990,000
July 14, 2018	$0.15	-	10,920,000	-	-	10,920,000
Outstanding		24,943,334	10,920,000	-	-	35,863,334
Weighted average exercise price		$0.27	$0.15	$Nil	$Nil	$0.23

The weighted average assumptions used to estimate the fair value of warrants for the nine months ended September 30, 2016 and 2015 were:

	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Risk-free interest rate	0.87%	1.00%
Expected life	2.98 year	3 years
Expected volatility	144.62%	153.46%
Expected dividend yield	Nil	Nil

8.

RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the nine months ended September 30, 2016

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$183,571	$Nil	$Nil	$Nil	$54,999	$16,270	$254,840
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$16,270	$16,270

For the nine months ended September 30, 2015

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$175,365	$Nil	$Nil	$Nil	$37,916	$31,850	$245,131
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$20,475	$20,475

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

(Presented in Canadian Dollars)

(Unaudited)

8.

RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

Related party assets and liabilities

Nine months ended
	Services	September 30, 2016	September 30, 2015	As at	As at
				September 30, 2016	December 31, 2015
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$ 181,475	$ 202,525	$ 24,413	$ 11,288
Paul W. Kuhn	Consulting and housing allowance and share-based payment	$ 254,840	$ 245,131	$ 14,552	$ 13,076
Paul L. Nelles (b)	Salaries and share-based payment	$ 30,700	$ 88,103	$ Nil	$ Nil
Michael Diehl (b)	Salaries and share-based payment	$ Nil	$ 46,741	$ Nil	$ Nil
Mineralia (c)	Consulting	$ 189,825	$ 189,037	$ 16,986	$ 67,177
B&B Renting and Consulting Lda. (d)	Rent	$ 49,118	$ Nil	$ 34,108	$ Nil
TOTAL:		$ 705,958	$ 771,537	$ 90,059	$ 91,541
Amounts due from:
Peshter Mining J.S.C (e)	Office, equipment, vehicles, insurance and consulting	$ Nil	$ Nil	$ 9,582	$ Nil

(a)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)

Paul L. Nelles is a director of IEK while Michael Diehl was the former exploration manager of IEK. In February 2015, Mr. Diehl ceased to be the exploration manager of IEK.

(c)

Mineralia, a private company partially owned by Adriano Barros, the general manager of MAEPA.

(d)

B&B Renting and Consulting Lda., a private company partially owned by Adriano Barros, the general manager of MAEPA.

(e)

Peshter Mining J.S.C is a joint venture entity owned 75% by Byrnecut and 25% Innomatik.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

(Presented in Canadian Dollars)

(Unaudited)

9.

LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the nine months ended September 30, 2016 was based on the loss attributable to common shareholders of $1,133,526 (2015 – $1,128,301) and a weighted average number of common shares outstanding of 60,257,545 (2015 – 47,675,797).

Diluted loss per share did not include the effect of 6,055,000 share purchase options, 662,850 finder’s options and 43,690,334 warrants for the nine months ended September 30, 2016 (2015 – 4,700,000 share purchase options, 1,314,900 finder’s options and 35,863,334 warrants) as they are anti-dilutive.

10.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash, VAT receivables, due from optionees, due from related parties, other receivables, property deposits, accounts payables and accrued liabilities, and due to related parties approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk, commodity price risk and currency risk.

(a)

Credit risk

The Company’s cash is held in financial institutions in Canada, Portugal, Kosovo and Barbados.  Amounts are receivable from optionees and certain governments for VAT.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at September 30, 2016, the Company had cash of $931,751 (December 31, 2015 - $161,926), VAT receivables of $341,746 (December 31, 2015 - $343,898), other receivables of $21,900 (December 31, 2015 - $Nil) and due from related parties of $9,582 (December 31, 2015 - $Nil) to settle current liabilities, net of funds held for optionees and accounts payable owed by optionee, of $412,259 (December 31, 2015 - $622,704).

Accounts payable and accrued liabilities are due within the current operating period.

(c)

Interest rate risk

Interest rate risk is not material as the Company does not have any significant financial assets subject to fluctuation in interest rates.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

(Presented in Canadian Dollars)

(Unaudited)

10.

FINANCIAL INSTRUMENTS (Continued)

(d)

Equity market price risk

The Company is exposed to price risk with respect to equity market prices. Price risk as it relates to the Company is defined as the potential adverse impact on the Company’s ability to finance due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

(e)

Currency risk

The Company’s property interests in Portugal and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company has net monetary assets of $74,200 dominated in Euros and US dollars. A 1% change in the absolute rate of exchange in Euros would affect its net loss by $8,425.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at September 30, 2016 and December 31, 2015.

As at June 30, 2016	Level 1	Level 2	Level 3	Total
Assets:
Cash	$931,751	$-	$-	$931,751
Restricted cash	14,134	-	-	14,134
	$945,885	$-	$-	$945,885

As at December 31, 2015	Level 1	Level 2	Level 3	Total
Assets:
Cash	$161,926	$-	$-	$161,926
	$161,926	$-	$-	$161,926

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

(Presented in Canadian Dollars)

(Unaudited)

11.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The non-cash transactions during the nine months ended September 30, 2016 were as follows:

•

$10,650 (2015 - $11,141) in mineral exploration expenses was related to depreciation; and

•

$47,540 (2015 - $38,329) in share issue costs related to the issue of finder’s options pursuant to the private placement financing completed.

12.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash, common shares, warrants, finder’s options and share purchase options as capital (see Note 7).  The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents held.

In order to maximize ongoing operating efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration and operations in the near term.

13.

SEGMENTED FINANCIAL INFORMATION

The Company operates in one industry segment, being the acquisition and exploration of mineral properties. Geographic information is as follows:

	September 30, 2016	December 31, 2015
Non-current assets
Portugal	$ 1,597,232	$ 1,654,511
Kosovo	161,072	165,424
	$ 1,758,304	$ 1,819,935

	Nine months ended
	September 30, 2016	September 30, 2015
Mineral exploration expenses
Portugal	$ 862,127	$ 704,494
Kosovo	(47,854)	1,860,362
Germany	-	5,242
Others	35,369	76,829
	$ 849,642	$ 2,646,927